

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
Mr. Ralph A. Beattie
Executive Vice President and Chief Financial Officer
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, TX 75254

> **Re:** **Capital Senior Living Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
> **Filed November 5, 2013**
> **Form 8-K dated November 4, 2013**
> **Filed November 4, 2013**
> **File No. 1-13445**

Dear Mr. Beattie:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis, page 28

1. In future filings, please disclose occupancy rates and rental rates and include a discussion of trends related to these measures in MD&A.   In this regard, we note that occupancy rates and rental rates have a direct impact on your revenues and are key elements of your growth strategy. Additionally, we note that you discuss occupancy rates and average monthly rent in detail in your recent earnings releases.

Form 10-Q for the fiscal quarter ended September 30, 2013

Management's Discussion and Analysis, page 16

2. We note on page 23 that you recorded a $7.5 million valuation allowance for deferred tax assets due to a periodic evaluation of the future realization of deferred tax assets. Please expand the discussion in future filings to explain the reason for the amount of the valuation allowance recorded in greater detail.

Form 8-K dated November 4, 2013

3. We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted Cash From Facility Operations (CFFO), Adjusted EBITDAR, and EBITDAR margin in the introduction of the earnings release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this regard.

4. We note that you reported Adjusted CFFO per share, which is a non-GAAP liquidity measure per share. We believe it is not appropriate to present a non-GAAP liquidity measure per share in you filings with us, including your Form 8-K earnings releases. Please revise in future filings to delete the Adjusted CFFO per share presentation. We refer you to the guidance in Question 102.05 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures dated July 8, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director